Exec's Picks

- Are you looking to invest in an early stage fintech startup? **Staax** is a seed-stage fintech company enabling peer-to-peer payments via fractional shares of stock and are raising a community round on Wefunder. Existing investors include Techstars, Western Union, Harlem Capital, Plug & Play, Lightspeed Venture Partners, and Litquidity (aka ya boiii). You can invest as little as $100 and do not have to be an accredited investor. **Check out the investment opportunity here**!











Can you vouch for John Doe?

John has applied to raise funding for **Company Name** on Wefunder and provided your name as a personal reference.

> *Quote goes here*

Wefunder has raised hundreds of millions for startups that later went on to raise over $5 billion in follow-on funding from venture capitalists.

Can you vouch for John?

VOUCH FOR JOHN

LEARN MORE

About Wefunder
We help anyone invest as little as $100 in the startups they believe in. We're also a Public Benefit Corporation with a mission to keep the American dream alive. We aim to help 20,000 founders get off the ground by 2029.

Unsubscribe | About | Education